

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 20, 2017

Randall Letcavage
President, Chief Executive Officer & Chief Financial Officer
Premier Holding Corporation
1382 Valencia, Unit F
Tustin, CA 92780

> **Re:** **Premier Holding Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Response dated November 21, 2017**
> **File No. 0-53824**

Dear Mr. Letcavage:

We have reviewed your November 21, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 24, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Critical Accounting Policies and Estimates

Goodwill, page 23

1. We reviewed your response to comment 2. We were unable to locate the separate excel file referred to in your response. Please submit or explain. Further, please clarify the following:

   - The date(s) of your Step 1 analysis.

   - The impairment indicators considered and your results supporting your determination that there was no goodwill impairment at December 31, 2016.

- The impairment indicators considered and your results supporting your determination that there was no goodwill impairment at June 30, 2017.

- The date of your agreement with Rescom Energy, LLC.

- You disclose on page 3 that you have access to over 30 different suppliers. Please explain why one supplier's inability to facilitate your ramped-up growth as of December 2016 required you to stop selling for "those" campaigns resulting in a decrease in revenues in 2017.

- Please provide us a list of the number of clients added by TPC each month for the year ended December 2015, the year ended December 31, 2016 and the interim period ended June 30, 2017.

- You disclosed at December 31, 2016 that revenue decreased as a result of transitioning resources from residential door-to-door sales to outbound telemarking. Please tell us specifically what resources were transitioned including the number of sales agents, if any, transferred from door-to-door sales to outbound telemarketing at December 31, 2016 and June 30, 2017.

- Please advise us of the number of customers that were supplied power by AIC as of June 30, 2017 and September 30, 2017 or when AIC is expected to supply power to your customers.

- With regard to your projected sales for each month remaining in 2017, please clarify what portion of the projected sales relate to AIC and what portion of your projected sales relate to your agreement with Rescom.

Notes to Consolidated Financial Statements

Note 9 – Discontinued Operation, page F-19

2. We reviewed your response to comment 4. ASC 845-10-30-10 states the distribution of nonmonetary assets to owners of an entity in a spinoff or other form of reorganization or in a plan that is in substance the rescission of a prior business combination should be accounted for based on the recorded amount, and that a pro rata distribution to an entities' owners of shares of a subsidiary that has been or is being consolidated is to be considered to be equivalent to a spinoff. As stated in the Purchase Agreement, the sale and transfer of the Purchased Interest shall be deemed terminated in the event the Purchaser fails to make timely payments, provided however, that the Purchaser is entitled to retain an amount of Membership Interests equal to the amount of cash actually paid and $6 million as a percentage of the total Membership Interests outstanding. In this regard, it appears the conversion of your interests to non-voting and issuance of shares by LP&L was intended to reduce your ownership interest to what you had paid for and effect the

termination of the purchase agreement. Please tell us what consideration, if any, you gave to accounting for this transaction as a rescission of the merger.

3. Please tell us the amounts actually paid by the Company under the Purchase Agreement such that your retained interest was determined to be 1.56%.

4. Please tell us the nature of the fair value of consideration received of $629,668, how this amount was determined and when the consideration was received.

5. Please tell us the nature of the transactions resulting in the amount of $463,344 Due to Premier disclosed on page F-20.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products